EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
Income (loss) from continuing operations before provision for income taxes (1)	$108,254	$356,222	$516,897	$580,514	$(971,481)	$63,809	$(50,667)
Less: Equity income (loss) from unconsolidated subsidiaries	20,977	38,425	33,300	64,939	(80,130)	(22,514)	(11,940)
Add: Distributed earnings of unconsolidated subsidiaries	11,502	24,997	29,384	117,196	23,867	14,737	5,830
Fixed charges	126,190	103,995	120,963	220,213	236,533	116,215	146,160

Total earnings (loss) before fixed charges	$224,969	$446,789	$633,944	$852,984	$(630,951)	$217,275	$113,263

Fixed charges:
Portion of rent expense representative of the interest factor (2)	$37,035	$40,328	$42,109	$57,222	$69,377	$31,650	$34,689
Interest expense	68,080	56,281	45,007	162,991	167,156	84,565	82,216
Write-off of financing costs	21,075	7,386	33,847	—	—	—	29,255

Total fixed charges	$126,190	$103,995	$120,963	$220,213	$236,533	$116,215	$146,160

Ratio of earnings to fixed charges	1.78	4.30	5.24	3.87	N/A (3)	1.87	N/A (3)

(1)	Excludes pre-tax income (loss) attributable to non-controlling interests.
(2)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(3)	The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2008 and the six months ended June 30, 2009. Additional earnings of $867.5 million and $32.9 million would be needed to have a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.